UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release
Paris, 28 July 2015

Operating and financial results for the 1st half of 2015

Second quarter growth of revenues and EBITDA, excluding regulatory measures, led by very high-speed broadband

-Commercial operations delivered a very satisfactory performance in the 1st half of 2015 across the Group, with the rapid growth of very high-speed fixed and mobile services in Europe and the sustained growth of mobile services in Africa and the Middle East.

France had 240,000 net additions of mobile contracts[1] in the 1st half of 2015, while 4G had a total of 5.6 million customers at 30 June 2015 (+1.1 million in the 2nd quarter). Fixed broadband, with a market share of net additions estimated at 46% in the 2nd quarter, had 143,000 net additions in the 1st half, led by fibre, which had a total of 720,000 customers at 30 June 2015 (+157,000 in the first half).

In Spain, 4G grew strongly with 3.5 million customers at 30 June 2015 (+582,000 in the 2nd quarter). At that date, there were 159,000 fibre customers, an increase of 47,000 customers in the 2nd quarter.

The growth of 4G was also strong in the other European countries with 1.3 million customers in Poland, 700,000 in Belgium, 600,000 in Romania and 400,000 in Slovakia at 30 June 2015.

In Africa and the Middle East, the mobile customer base continued to rise with 4.5 million net additions in the 1st half (on a comparable basis); Orange Money had 14.2 million customers at 30 June 2015 (+37% year on year).

-Revenues rose 0.4% in the 2nd quarter of 2015, excluding the impact of regulatory measures, after falling 0.3% in the 1st quarter. The improving trend continued, reflecting in the 2nd quarter the rebound of the Enterprise segment and the favourable development of mobile services, particularly in France and Spain, while Africa and the Middle East continued their steady growth. In the 1st half of 2015, revenues were 19.557 billion euros, a decrease of 0.6% on a comparable basis (stable excluding the impact of regulatory measures).

-Restated EBITDA rose 0.9% in the 2nd quarter, excluding the impact of regulatory measures, after declining 1.2% in the 1st quarter. Optimization of the cost structure continues with the ongoing reduction of indirect costs (156 million euros in the first half).

Restated EBITDA was 5.807 billion euros in the 1st half of 2015, down 1.2% on a comparable basis (stable excluding the impact of regulatory measures). The ratio of restated EBITDA to revenues was 29.7%, a limited decrease of 0.2 percentage points in relation to the 1st half of 2014 on a comparable basis; it was stable excluding the impact of regulatory measures.

-CAPEX (2.672 billion euros in the 1st half) increased 6.5% on a comparable basis and represented 13.7% of revenues (+0.9 percentage points in relation to the 1st half of 2014). In line with the Essentials2020 strategic plan, investment in fibre rose sharply (+74% compared to the 1st half of 2014), mainly in Europe and particularly in France.

-Net income was 1.273 billion euros in the 1st half of 2015, an increase of 545 million euros in relation to the 1st half of 2014. Net income Group share was 1.099 billion euros in the 1st half of 2015, compared to 581 million euros in the 1st half of 2014.

-Net debt was 26.384 billion euros at 30 June 2015, nearly stable in relation to 31 December 2014. The restated ratio of net financial debt to EBITDA was 2.13x at 30 June 2015, versus 2.09x at 31 December 2014, in line with the objective of a ratio of around 2x in the medium term.

Outlook for 2015:

In view of the results for the 1st half of 2015, the Group fully confirms its objective to achieve between 11.9 billion and 12.1 billion euros in restated EBITDA for the full year of 2015.

This target does not include the integration of Jazztel and Méditel, which will be consolidated in the Group accounts in the 2nd half of 2015.

The Group also confirms its objective to achieve a restated net debt to EBITDA ratio of around 2x over the medium term to preserve Orange’s financial strength and investment capacity. Within this framework, the Group is pursuing a policy of selective acquisitions by concentrating on markets in which it is already present.

The Group confirms the payment of a dividend of 0.60 euros per share for 2015[2]. An interim dividend for 2015 of 0.20 euros per share will be paid on 9 December 2015[3].

Commenting on the first-half 2015 results, Orange Group Chairman and CEO Stéphane Richard said:

“We are particularly pleased with these results which mark a return to revenue growth in the second quarter, excluding regulation, for the first time since 2011.

We delivered a very good commercial performance especially in France, Belgium, Romania and throughout the Africa and Middle East region. This dynamic commercial activity is underpinned by significant investment in very high-speed fixed and mobile broadband and the Orange team’s daily commitment to our customers, both of which form part of our Essentials2020 strategic plan. Through these efforts, we now have more than 12 million 4G customers in Europe and have doubled our level of acquisition of fixed broadband customers in France thanks to fibre.

Combined with the continued reduction of our cost structure, this performance has enabled us to stabilize our margin in the first half, excluding regulatory impacts, and even show slight growth in the second quarter. We therefore fully confirm all our financial objectives for 2015.

At the same time, we continue to pursue our efforts to optimize our portfolio of operations. We have strengthened our presence in Europe with the acquisition of Jazztel in Spain and in Africa, we have recently announced a promising project to acquire operations in four new countries.”

Key figures

-Half-year data

	2015	2014	2014	change	change	change
In millions of euros		comparable basis	historical basis	comparable basis	excluding regulatory measures	historical basis***

Revenues	19,557	19,668	19,592	(0.6)%	0.0%	(0.2)%
Of which:
France	9,485	9,614	9,614	(1.3)%	(1.0)%	(1.3)%
Europe	4,693	4,819	4,921	(2.6)%	(0.8)%	(4.6)%
Spain	1,847	1,920	1,920	(3.8)%	(2.1)%	(3.8)%
Poland	1,436	1,465	1,456	(2.0)%	(1.3)%	(1.4)%
Belgium & Luxembourg	607	629	629	(3.5)%	(1.5)%	(3.5)%
Other European countries	805	807	918	(0.2)%	3.7%	(12.3)%
Intra-Europe eliminations	(2)	(2)	(2)	-	-	-
Africa & Middle East	2,283	2,162	2,075	5.6%	5.8%	10.1%
Enterprise	3,171	3,233	3,139	(1.9)%	(1.9)%	1.0%
International Carriers & Shared Services	956	894	904	7.0%	7.0%	5.8%
Intra-Group eliminations	(1,031)	(1,054)	(1,061)	-	-	-
Restated EBITDA*	5,807	5,879	5,877	(1.2)%	(0.0)%	(1.2)%
As % of revenues	29.7%	29.9%	30.0%	(0.2) pt.	(0.0) pt.	(0.3) pt.
Of which:
France	3,315	3,339	3,327	(0.7)%	0.0%	(0.3)%
Europe	1,311	1,377	1,418	(4.8)%	(1.5)%	(7.5)%
Spain	420	461	461	(9.0)%	(5.6)%	(9.0)%
Poland	463	469	466	(1.1)%	0.3%	(0.5)%
Belgium & Luxembourg	142	140	140	1.2%	8.7%	1.2%
Other European countries	286	307	351	(6.9)%	(2.8)%	(18.5)%
Africa & Middle East	777	732	667	6.1%	6.1%	16.5%
Enterprise	461	467	501	(1.3)%	(1.3)%	(8.1)%
International Carriers & Shared Services	(57)	(36)	(36)	-	-	-
Operating Income	2,264	2,074	2,376	9.1%		(4.7)%
Net income	1,273		728			74.9%
Net income attributable to equity owners of the Group	1,099		581			89.2%
CAPEX (excluding licences)	2,672	2,508	2,501	6.5%		6.8%
As % of revenues	13.7%	12.8%	12.8%	0.9 pt.		0.9 pt.

		30 June 2015	31 December 2014

Net financial debt		26,384	26,090
Restated ratio** of net financial debt / EBITDA		2.13x	2.09x

* EBITDA restatements are described in appendix 5.

The 2015 and 2014 data related to restated EBITDA take into account the adoption of the IFRIC 21 accounting standard. The Group has decided to adopt the local practice for interpretation of this standard, which emerged in the 1st half of 2015. Whereas previously tax expenses were spread out over the entire year, Orange now recognizes all expenses as soon as they are payable. Accordingly, the flat-rate tax on network businesses (impôt forfaitaire sur les entreprises de réseaux, IFER), the property tax, and the social welfare tax (contribution de solidarité sociale des sociétés, C3S) are now recognized as from January 1st. This change of method retroactively modifies the restated EBITDA for previously reported quarters (all quarters of 2014 and 1st quarter of 2015), but has no impact on the full amount of the annual results.

** The method of calculating the restated ratio of net financial debt to EBITDA is described in appendix 4.

*** On an historical basis, revenues in the 1st half of 2015 declined 0.2% compared with the 1st half of 2014, which included the impact of changes in consolidation scope (-0.9 percentage points), in particular with the disposal of Orange Dominicana on 9 April 2014 and of Orange Uganda on 11 November 2014, and with the application of the equity method for the accounting of Telkom Kenya on 31 December 2014, as well as the favourable impact of fluctuations in foreign exchange (+1.3 percentage points), in particular with the increases of the US dollar, the Egyptian pound and the Jordanian dinar.

-Quarterly data

	2nd quarter	2nd quarter	2nd quarter	change comparable	change excluding	change historical
	2015	2014	2014	basis	regulatory	basis
In millions of euros		comparable basis	historical basis		measures

Revenues	9,885	9,907	9,788	(0.2)%	0.4%	1.0%
Of which:
France	4,763	4,803	4,803	(0.8)%	(0.4)%	(0.8)%
Europe	2,370	2,411	2,398	(1.7)%	(0.2)%	(1.2)%
Spain	920	943	943	(2.5)%	(0.4)%	(2.5)%
Poland	737	754	740	(2.3)%	(1.6)%	(0.4)%
Belgium & Luxembourg	304	312	312	(2.5)%	(0.4)%	(2.5)%
Other European countries	409	402	403	1.8%	3.1%	1.5%
Intra-Europe eliminations	(1)	(1)	(1)	-	-	-
Africa & Middle East	1,159	1,109	1,060	4.5%	4.7%	9.3%
Enterprise	1,626	1,633	1,574	(0.5)%	(0.5)%	3.3%
International Carriers & Shared Services	494	472	477	4.7%	4.7%	3.5%
Intra-Group eliminations	(527)	(521)	(524)	-	-	-
Restated EBITDA*	3,290	3,302	3,254	(0.4)%	0.9%	1.1%
As % of revenues	33.3%	33.3%	33.2%	(0.0)pt.	0.2 pt.	0.0 pt.
CAPEX (excluding licences)	1,482	1,353	1,340	9.5%		10.5%
As % of revenues	15.0%	13.7%	13.7%	1.3 pt.		1.3 pt.

* EBITDA restatements are described in appendix 5.

*

* *

The Board of Directors of Orange S.A. met on 27 July 2015 and examined the Group's financial statements.

The Group’s statutory auditors audited these financial statements, and the audit reports pertaining to their certification are in the process of being issued.

More detailed information is available on the Orange website:

www.orange.com

Comments on key Group figures

Revenues

The Orange Group had revenues of 19.557 billion euros in the 1st half of 2015, a decrease of 0.6% on a comparable basis. Excluding the impact of regulatory measures (-121 million euros), revenues were stable for the first half, as they were in the 4th quarter of 2014.

In the 2nd quarter of 2015, the revenue decrease was limited to 0.2% on a comparable basis, after declining 0.9% in the 1st quarter. The improvement of 0.7 percentage points reflects the favourable trend in mobile services (-1.6% after falling 2.8% in the 1st quarter) and the rebound in the Enterprise segment.

In France, the revenue decrease was limited to 0.8% in the 2nd quarter of 2015, after declining 1.8% in the 1st quarter. This confirms the gradual improvement of mobile services (-2.7% after falling 4.8%), while fixed broadband services rose 1.9% in the half year.

In Europe, revenues fell 1.7% in the 2nd quarter after declining 3.5% in the 1st quarter:

-in Spain, the improvement was significant, with revenues declining 2.5% in the 2nd quarter after falling 5.0% in the 1st quarter. Mobile services improved 3.1 percentage points to -6.6% in the 2nd quarter after -9.6% in the 1st quarter. Fixed broadband services rose 8.6% in the first half;

-in Poland, revenues decreased 2.3% after declining 1.7% in the 1st quarter. The strong growth in mobile equipment sales slowed while mobile services (-5.2% in the 2nd quarter) and fixed services (-7.0%) followed the trends seen in the 1st quarter;

-Belgium and Luxembourg: the improvement continued with a limited decrease of 2.5% after the decline of 4.6% in the 1st quarter (after falling -0.4% and -2.7% respectively, excluding the impact of regulatory measures);

-the Other European Countries rose 1.8% in the 2nd quarter, led by Romania (+6.4%) and Moldova (+2.2%), while revenues from Slovakia declined (-5.2%).

In Africa and the Middle East, the growth of mobile services remained strong in the 2nd quarter (+6.7%), led by Côte d’Ivoire, the Democratic Republic of the Congo, Egypt and Guinea.

In the Enterprise segment, the revenue trend improved in the 2nd quarter (decrease limited to -0.5% after -3.4% in the 1st quarter) with the rebound of IT and integration services (+6.1% after +0.3% in the 1st quarter). The growth in security and cloud services remained strong in the 1st half (+24.2% and +23.5% respectively).

Customer base growth

The number of mobile services customers was 189.8 million at 30 June 2015, an increase of 6.9% year on year (+12.3 million net additions) on a comparable basis. In particular, Africa and the Middle East had 102 million customers at 30 June 2015, an increase of 12.4% on a comparable basis (+11.3 million net additions). Orange Money had 14.2 million customers at that same date (+37% year on year).

In France, mobile contracts (22.8 million customers) rose 7.6% and represented 83% of the total mobile customer base at 30 June 2015. In Europe, mobile contracts (28.6 million customers at 30 June 2015) rose 5.2% year on year, representing 59.3% of the mobile customer base at 30 June 2015 (+2.3 percentage points year on year). The increase in contracts related to Spain, Poland and Romania in particular.

Fixed broadband had a total of 16.2 million customers at 30 June 2015, an increase of 3.2% year on year representing 501,000 net additions, including 323,000 in France and 211,000 in Spain. Fixed broadband subscribers included 966,000 fibre subscribers at 30 June 2015.

Restated EBITDA

Restated EBITDA was 5.807 billion euros in the 1st half of 2015, with the decline limited to 1.2% (-73 million euros) on a comparable basis. Excluding the impact of regulatory measures, it was stable in relation to the 1st half of 2014. The EBITDA margin was 29.7%, a decrease of 0.2 percentage points in relation to the 1st half of 2014 (stable excluding the impact of regulatory measures).

Indirect costs fell 156 million euros compared to the 1st half of 2014. Labour expenses (restated) decreased 0.9% (38 million euros)[4] with the average number of employees declining 4.0% on a comparable basis (144,183 full-time equivalents in the 1st half of 2015, versus 150,176 in the 1st half of 2014). Other indirect costs decreased 118 million euros, in particular due to savings achieved on overheads, advertising expenses, and property and IT expenses.

Direct costs rose 117 million euros compared to the 1st half of 2014, largely due to interconnection and connectivity costs and to customer equipment purchases (strong growth in mobile handset purchases). These were partly offset by the reduction of commissions in connection with the streamlining of distribution channels.

Operating income

The Group had operating income of 2.264 billion euros in the 1st half of 2015, a decrease of 112 million euros on an historical basis. On a comparable basis, it recorded an increase of 190 million euros, due in particular to the absence of goodwill impairment in the 1st half of 2015, versus a write-down of 229 million euros in the 1st half of 2014 related to Belgium, and to the improvement of 29 million euros in the share of income from associates. These favourable items were partly offset by the decline in EBITDA (-31 million euros before restatements), the increase in charges for amortization and depreciation (-22 million euros) and the increased impairment of assets (-21 million euros).

Net income

Consolidated net income for the Orange Group was 1.273 billion euros in the 1st half of 2015, versus 728 million euros in the 1st half of 2014 (on an historical basis). The increase of 545 million euros between the two periods is related to the increase in net income from discontinued operations (+441 million euros) concerning the EE joint venture in the United Kingdom; the decrease in corporate income tax (+194 million euros) with the counter-effect of income taxes paid for the disposal of Orange Dominicana in the 1st half of 2014; and the improvement in net financial income (+22 million euros).

These favourable items were partly offset by the reduction in operating income (-112 million euros on an historical basis). Net income Group share was 1.099 billion euros in the 1st half of 2015, compared with 581 million euros in the 1st half of 2014.

CAPEX

CAPEX was 2.672 billion euros in the 1st half of 2015. In line with the Essentials2020 plan, it rose 6.5% compared to the 1st half of 2014 on a comparable basis. The ratio of CAPEX to revenues was 13.7%, an increase of 0.9 percentage points compared to the 1st half of 2014.

Investment in fibre increased strongly. The number of connected households at 30 June 2015 was 4,314 million in France and 1,042 million in Spain. In Poland, more than 4.5 million households were eligible for VDSL at 30 June 2015 and 193,000 households were connected to fibre at that date in nine towns.

Orange is the leader in France in 4G networks, with coverage of 76.5% of the population at 30 June 2015 and is deploying 4G+ in 17 major towns and cities, including Paris. In addition, at 30 June 2015, Orange 4G networks covered 80% of the population in Spain, 79% in Poland, 95% in Belgium, 67% in Romania and 54% in Slovakia. In Africa and the Middle East, 3G is now deployed across all countries with the introduction of services in Iraq, Cameroon and Guinea-Bissau in the 1st half of 2015. At the same time, 4G has been launched in Botswana, Jordan and Morocco.

In the mobile networks, the Group’s investment strategy also targets the improvement of the customer experience, especially in France, with the development of indoor coverage, programs for coverage of major roads, metros, the TGV train line, and a new plan for addressing white spots in coverage. The modernization of shops is underway in several European countries with the deployment of the new Smartstore concept in France, Romania and Slovakia.

Lastly, Orange continued to invest in submarine cables in the 1st half of 2015, with the capacity increase of the SEA-ME-WE 4 cable linking Europe with the Middle East and Asia and the connection of Benin and the Canary Islands to the ACE submarine cable.

Changes to portfolio of operations

In Europe, the Group finalized the acquisition of the majority of Jazztel's share capital in Spain: at the end of the public buyout, which ran from 28 May to 24 June 2015, Orange acquired 94.75% of the capital for 3.179 billion euros, paid on 1 July 2015. The mandatory delisting conditions having been met, Orange decided to exercise this right, which will allow it to acquire the remaining 5.25% of the capital. The mandatory delisting will take place in August 2015 and will generate an additional disbursement of 176 million euros for Orange.

In addition, the Group and Deutsche Telekom announced the signing of an agreement for the disposal of their interest in EE (joint venture in the United Kingdom). The Group also finalized the disposal of 80% of its interest in Dailymotion and has entered into exclusive discussions with the Armenian Internet access provider Ucom for the disposal of Orange Armenia.

In Africa and the Middle East, the Group exercised its option to increase its share ownership of Méditel in Morocco and has entered into exclusive negotiations with Bharti Airtel for the acquisition of Airtel subsidiaries in Burkina Faso, Chad, Congo Brazzaville and Sierra Leone.

Net financial debt

The Orange Group’s net financial debt was 26.384 billion euros at 30 June 2015, nearly stable compared to 31 December 2014. The restated ratio of net financial debt to EBITDA was 2.13x at 30 June 2015, versus 2.09X at 31 December 2014. Details of the change in net financial debt in the 1st half of 2015 are presented in appendix 4.

The acquisition of Jazztel had no impact on net financial debt at 30 June 2015. In the 2nd half, net debt will be impacted by the consolidation of Jazztel and by the disbursement of the acquisition price of 3.4 billion euros, which will be largely offset by the release of the funds in the escrow account set up in 2014 in connection with this public tender offer (2.9 billion euros).

In all, this should temporarily increase the restated ratio of net debt to EBITDA slightly, to about 2.2x at the end of 2015. This change is consistent with the objective of a restated ratio of net debt to EBITDA of around 2x in the medium term, in view of the disposal of the EE joint venture to come.

Review by operating segment

France

In millions of euros	period ended 30 June
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	9,485	9,614	9,614	(1.3)%	(1.3)%
Restated EBITDA	3,315	3,339	3,327	(0.7)%	(0.3)%
Restated EBITDA / Revenues	35.0%	34.7%	34.6%	0	0
CAPEX	1,400	1,290	1,290	8.6%	8.6%
CAPEX / Revenues	14.8%	13.4%	13.4%

In France, the decrease in revenues was limited to 0.8% in the 2nd quarter of 2015, after declining 1.8% in the 1st quarter. The mobile services trend is improving and mobile equipment sales were up strongly (+47.4% in the 2nd quarter after +24.9% in the 1st quarter), led by growth in instalment payment plans and sales of handsets only.

Mobile services recorded a modest reduction of 2.7% in the 2nd quarter of 2015, after declining 4.8% in the 1st quarter. The impact of price reductions in previous years related to updated offers is gradually declining, and commercial momentum remains strong with net contract sales[5] up 76,000 in the 2nd quarter. The premium offers (Origami and Open) represented 61.3% of the consumer contracts at 30 June 2015 (+2.1 percentage points year on year), and the Sosh online offers had 2.722 million customers at that date (+25% year on year). SIM-only offers represented 44% of consumer contracts at 30 June 2015, versus 29% one year earlier. The contract customer base (22.826 million customers) was up 7.6% year on year. The number of 4G customers rose to 5.6 million at 30 June 2015 (+1.1 million customers in the 2nd quarter).

Fixed services declined 1.8% in the 2nd quarter of 2015, after declining 1.1% in the 1st quarter on a comparable basis. The dip in the 2nd quarter related to carrier services, which had recorded higher revenues in the 2nd quarter of 2014 in connection with line unbundling in particular. Traditional telephony declined 11.3% while fixed broadband rose 2.6%. The fixed broadband customer base grew 3.2% year on year with 10.497 million subscribers at 30 June 2015. This included 720,000 fibre subscribers at that date, versus 415,000 one year earlier (+73%). The convergent offers represented 47.0% of the fixed broadband customer base at 30 June 2015, versus 40.7% one year earlier.

Restated EBITDA in France recorded a slight decrease of 0.7% on a comparable basis in the 1st half of 2015, while the restated EBITDA ratio (35.0%) improved by 0.2 percentage points compared with the 1st half of 2014. Efforts to reduce the cost base, which fell 105 million euros, offset 82% of the decrease in revenues. Indirect costs decreased 89 million euros (labour expenses, overheads, IT and property expenses) and direct costs were down 16 million euros (the decrease in distribution and customer equipment costs was partly offset by the increase in interconnection costs).

CAPEX in France rose 8.6% in the 1st half of 2015, with the ratio of CAPEX to revenues at 14.8%. Orange remains the leader for 4G coverage in France, with 76.5% of the population covered at 30 June 2015 and is deploying 4G+ in 17 major cities, including Paris. In very high-speed fixed broadband, 4.314 million households had fibre connectivity at 30 June 2015, an increase of 42% (+1.286 million) year on year.

Europe

In millions of euros	period ended 30 June
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	4,693	4,819	4,921	(2.6)%	(4.6)%
Restated EBITDA	1,311	1,377	1,418	(4.8)%	(7.5)%
Restated EBITDA / Revenues	27.9%	28.6%	28.8%	0	0
CAPEX	650	665	672	(2.3)%	(3.4)%
CAPEX / Revenues	13.8%	13.8%	13.7%

In the Europe segment, revenues declined 1.7% in the 2nd quarter of 2015 after falling 3.5% in the 1st quarter on a comparable basis. The improvement in the 2nd quarter related to Spain (-2.5% after -5.0%), the Belgium and Luxembourg segment (-2.5% after -4.6%), and the Other European Countries (+1.8% after -2.2%), led by Romania. Poland declined of 2.3% in the 2nd quarter of 2015, after falling 1.7% in the 1st quarter, mainly linked to the slowdown in the growth of mobile equipment sales.

Restated EBITDA for the Europe segment fell 4.8% in the 1st half of 2015 on a comparable basis (-1.5% excluding the impact of regulatory measures) and the restated ratio of EBITDA to revenues was 27.9%, a decrease of 0.7 percentage points compared with the 1st half of 2014 (-0.2 percentage points excluding the impact of regulatory measures). The reduction in indirect costs, across all the countries in the Europe zone, largely offset the increase in direct costs and the decrease in revenues.

CAPEX in the Europe segment was 650 million euros in the 1st half of 2015, and the ratio of CAPEX to revenues was 13.8%, stable compared to the 1st half of 2014 on a comparable basis. A large proportion of CAPEX in the 1st half of 2015 was related to 4G in all of the countries of the Europe zone and very high-speed fixed broadband in Spain (fibre) and in Poland (fibre and VDSL).

Spain

In millions of euros	period ended 30 June
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	1,847	1,920	1,920	(3.8)%	(3.8)%
Restated EBITDA	420	461	461	(9.0)%	(9.0)%
Restated EBITDA / Revenues	22.7%	24.0%	24.0%	0	0
CAPEX	303	281	281	7.6%	7.6%
CAPEX / Revenues	16.4%	14.6%	14.6%

Revenues in Spain showed marked improvement, with a modest decline of 2.5% in the 2nd quarter of 2015 after falling 5.0% in the 1st quarter. The improvement concerns both fixed and mobile services.

Mobile services fell 6.6% in the 2nd quarter, an improvement of 3.1 percentage points in relation to the 1st quarter (-9.6%). The impact of the repositioning of tariffs and commercial offers, with the rapid growth of SIM-only and Canguro convergent offers, is gradually declining. SIM-only offers now represent 96% of the consumer contracts (+24 percentage points year on year). Total contracts (9.725 million customers at 30 June 2015) rose 6.3%, representing 580,000 net additions year on year. 4G grew strongly with 3.5 million customers at 30 June 2015 (+582,000 in the 2nd quarter).

Fixed services increased 8.3% in the 2nd quarter after rising 4.6% in the 1st quarter. The improvement in the 2nd quarter is tied to international carrier services. At the same time, fixed broadband revenues continued to rise steadily (+7.8% in the 2nd quarter), led by the growth of the customer base, with a total of 2.041 million customers at 30 June 2015 (+11.5% year on year). At that same date, the convergent offers represented 81% of the fixed broadband customer base (versus 75% one year earlier), and fibre had 159,000 subscribers.

Restated EBITDA in Spain fell 9.0% in the 1st half of 2015. More than 40% of the decrease in revenues was offset by cost base reductions, both in indirect costs (network and IT expenses, overheads, property expenses and advertising) and in direct costs (commercial costs, in particular distribution costs). The restated ratio of EBITDA to revenues (22.7%) fell 1.3 percentage points compared to the 1st half of 2014.

CAPEX in Spain rose 7.6% in the 1st half of 2015; the ratio of CAPEX to revenues was 16.4% (+1.7 percentage points compared to the 1st half of 2014), led by investments in 4G and fibre. At 30 June 2015, 4G covered 80% of the population versus 51% one year earlier. Fibre deployment continued, with 1.042 million households with connectivity at 30 June 2015.

Poland

In millions of euros	period ended 30 June
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	1,436	1,465	1,456	(2.0)%	(1.4)%
Restated EBITDA	463	469	466	(1.1)%	(0.5)%
Restated EBITDA / Revenues	32.3%	32.0%	32.0%	0	0
CAPEX	174	185	183	(5.9)%	(5.2)%
CAPEX / Revenues	12.1%	12.6%	12.6%

Revenues in Poland declined 2.3% in the 2nd quarter of 2015 after falling 1.7% in the 1st quarter on a comparable basis. The growth in mobile equipment sales slowed after the strong increases in previous quarters related to the development of instalment payment plans marketed since the 2nd quarter of 2014. Mobile and fixed services continued the trends observed in the 1st quarter.

Mobile services, which were down 5.2% in the 2nd quarter 2015 after falling 4.9% in the 1st quarter, continued to be impacted by price reductions. Commercial momentum was nonetheless strong. At 30 June 2015, the contract customer base was up 5.9% year on year (+437,000 net sales, including +170,000 in the 2nd quarter), led by data services. The Orange Open convergent offers climbed 50% year on year, with 627,000 customers at 30 June 2015, and 4G had a total of 1.270 million users at that date, an increase of 41% over the past three months.

Fixed services declined 7.0% in the 2nd quarter of 2015, after falling 8.1% in the 1st quarter. Traditional telephony continued its downward trend (-12.1%). At the same time, fixed broadband revenues fell 2.9% in the 2nd quarter: the decline in the customer base (-5.4% year on year at 30 June 2015) was partly offset by the improvement in quarterly ARPU (+1.7%) linked to the rapid growth of very high-speed offers, which doubled in number year on year to 30 June 2015. For example, VDSL offers represented 11% of the xDSL broadband customer base at 30 June 2015, versus 5% one year earlier.

Restated EBITDA in Poland recorded a modest decrease of 1.1% on a comparable basis in the 1st half of 2015, while the ratio of restated EBITDA to revenues (32.3%) improved by +0.3 percentage points compared with the 1st half of 2014. The reduction in indirect costs (labour, network and IT expenses, overheads and advertising expenses) was partly offset by the increase in direct costs (interconnection expenses and customer equipment costs).

A growing share of CAPEX in Poland (174 million euros in the 1st half of 2015) was devoted to the implementation of very high-speed fixed broadband services. More than 4.5 million households were eligible for VDSL at 30 June 2015 (+32% year on year), and 193,000 households had fibre connectivity at that date with the start of the fibre plan in nine cities. Deployment of 4G continued with coverage reaching 79% of the population at 30 June 2015, a year-on-year increase of 27 percentage points.

Belgium and Luxembourg

In millions of euros	period ended 30 June
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	607	629	629	(3.5)%	(3.5)%
Restated EBITDA	142	140	140	1.2%	1.2%
Restated EBITDA / Revenues	23.4%	22.3%	22.3%	0	0
CAPEX	69	93	93	(25.5)%	(25.5)%
CAPEX / Revenues	11.4%	14.8%	14.8%

Revenues in Belgium and Luxembourg declined 2.5% in the 2nd quarter of 2015 after falling 4.6% in the 1st quarter on a comparable basis. The improvement between the two quarters was due in particular to mobile equipment sales, which increased 6.7% after declining 15.5% in the 1st quarter.

Mobile services fell 3.7% in the 2nd quarter of 2015 (-1.1% excluding the impact of regulatory measures). The mobile contract customer base[6] (2.258 million customers at 30 June 2015) rose 0.7% year on year (+15,000 net additions, of which 12,000 came in the 2nd quarter of 2015), while the average annual ARPU for contracts in Belgium (+0.6% at 30 June 2015) confirmed the improvement observed over the two previous quarters (-1.1% at 31 March and -1.7% at 31 December 2014 versus -9.1% at 30 September). It benefitted in particular from the rapid growth of 4G, with the number of customers (719,000 at 30 June 2015) increasing three-fold in one year. At the same time, the MVNO customer base (1.992 million customers at 30 June 2015) continued its strong increase (+28.6% year on year).

Restated EBITDA in Belgium and Luxembourg rose 1.2% in the 1st half of 2015 (+8.7% excluding the impact of regulatory measures), and the ratio of restated EBITDA to revenues (23.4%) improved 1.1 percentage points compared to the 1st half of 2014. The decrease in revenues is more than offset by the decrease in direct costs (interconnection and distribution costs) and indirect costs (labour expenses and advertising expenses).

CAPEX in Belgium and Luxembourg was 69 million euros in the 1st half of 2015 and mostly related to mobile services. Mobistar strengthened its position as a leader in mobile network quality and 4G coverage, which reached 95% of the population at 30 June 2015 in Belgium (+30 percentage points year on year). Moreover, 4G+ is now available in 3 cities - Brussels, Malines and Mons - at coverage rates of close to 100%. The decrease in CAPEX compared to the 1st half of 2014 is largely due to a different semi-annual distribution in 2015 and 2014.

Other European countries

In millions of euros	period ended 30 June
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	805	807	918	(0.2)%	(12.3)%
Restated EBITDA	286	307	351	(6.9)%	(18.5)%
Restated EBITDA / Revenues	35.5%	38.1%	38.2%	0	0
CAPEX	104	106	115	(2.2)%	(9.6)%
CAPEX / Revenues	12.9%	13.2%	12.5%

Revenues in Other European Countries increased 1.8% in the 2nd quarter of 2015 on a comparable basis after falling 2.2% in the 1st quarter due to a greater impact from regulatory measures. Revenues in Romania were up 6.4% in the 2nd quarter, led by the increase in mobile services and to a lesser extent increases in mobile equipment sales and fixed television services. Revenues in Moldova rose 2.2% led by mobile equipment sales, while mobile services remained stable. In Slovakia, revenues decreased 5.2% due to a decline in mobile services linked to price reductions, partly offset by growth of mobile equipment services. In Armenia, revenues fell 7.7% in the 2nd quarter, reflecting the mobile services trend.

The mobile customer base in Other European Countries was 15.843 million customers at 30 June 2015. Contracts (7.921 million customers) rose +5.2% and represented 50% of the total mobile customer base at 30 June 2015, versus 47.5% one year earlier. The fixed broadband customer base was 141,000 customers at 30 June 2015 in Slovakia (+19% year on year) and the number of customers of television services in Romania (221,000 customers at 30 June 2015) tripled year on year.

Restated EBITDA in Other European Countries in the 1st half of 2015 decreased 21 million euros compared to the 1st half of 2014 on a comparable basis. Increased direct costs (commercial costs and interconnection costs) were partly offset by reduced indirect costs (advertising, frequency license fees and labour expenses).

CAPEX was stable in the 1st half of 2015 on a comparable basis and mainly concerned the development of the 3G and 4G networks. Orange is a 4G leader in Romania, with 67% of the population covered (+20 percentage points year on year). In Slovakia, 4G was launched in July 2014 and coverage reached 54% at 30 June 2015.

Africa and Middle East

In millions of euros	period ended 30 June
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	2,283	2,162	2,075	5.6%	10.1%
Restated EBITDA	777	732	667	6.1%	16.5%
Restated EBITDA / Revenues	34.0%	33.9%	32.2%	0	0
CAPEX	320	302	294	6.0%	8.9%
CAPEX / Revenues	14.0%	14.0%	14.2%

Revenues in Africa and the Middle East segment rose 4.5% in the 2nd quarter of 2015 on a comparable basis, after rising 6.8% in the 1st quarter. The slowdown in growth in the 2nd quarter principally reflects the higher level of revenue in the 2nd quarter 2014, which included a specific adjustment on prepay offers in Mali. The growth of mobile services nonetheless remained steady in the 2nd quarter (+6.7%), led by Côte d’Ivoire, the Democratic Republic of the Congo, Egypt and Guinea.

The mobile customer base was up 12.4% year on year on a comparable basis, reaching 102 million customers at 30 June 2015, with 4.5 million net additions in the 1st half. The main countries contributing to the growth of the mobile customer base were Côte d’Ivoire, Cameroon, the Democratic Republic of the Congo, Mali and Guinea.

Data services rose rapidly, representing half of the revenue growth in mobile services in the 1st half. Orange Money had 14.2 million customers at 30 June 2015, an increase of 37% year on year on a comparable basis.

Restated EBITDA in Africa and the Middle East rose 6.1% in the 1st half of 2015 on a comparable basis, while the ratio of restated EBITDA to revenues improved 0.2 percentage points compared with the 1st half of 2014. Direct costs remained stable, whereas indirect costs increased by 72 million euros, in particular for network expenses (including subcontracting), property expenses and labour expenses.

CAPEX increased 6.0% in the 1st half of 2015 and the ratio of CAPEX to revenues was stable at 14.0%, on a comparable basis. Investments in the mobile networks continued at a strong pace. 3G is now deployed in all countries of the Africa and Middle East segment, and 4G deployment continues in several countries, in particular with the commercial launch of services in Botswana in February, in Jordan in May, and in Morocco in June.

Enterprise

In millions of euros	period ended 30 June
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	3,171	3,233	3,139	(1.9)%	1.0%
Restated EBITDA	461	467	501	(1.3)%	(8.1)%
Restated EBITDA / Revenues	14.5%	14.4%	16.0%
CAPEX	154	160	154	(3.7)%	0.2%
CAPEX / Revenues	4.9%	5.0%	4.9%

Revenues in the Enterprise segment recorded a modest decrease of 0.5% in the 2nd quarter of 2015 on a comparable basis, after declining 3.4% in the 1st quarter. The improvement between quarters was generated mostly by IT and integration services, which were up 6.1% in the 2nd quarter after rising 0.3% in the 1st quarter. The strong growth in security solutions and cloud computing (+24.2% and +23.5% respectively in the 1st half) adds to the rebound in other services in the 2nd quarter, particularly integration services.

At the same time, data services declined 2.0% in the 2nd quarter. The downturn in traditional services continued (-11.7%), while revenues from IPVPN subscribers was stable (+0.1%). Voice services declined 5.2% in the 2nd quarter: the downward trend of traditional fixed telephony (-8.8%) was partly offset by the continuing growth of voice over IP (+7.3%).

Restated EBITDA in the Enterprise segment was nearly stable in the 1st half of 2015 (-1.3% on a comparable basis), and the ratio of EBITDA to revenues (14.5%) improved by 0.1 percentage points compared with the 1st half of 2014. The decrease in revenues was offset by the reduction in operating costs (interconnection and network costs, overheads, advertising and property expenses) and by the increase in income from asset disposals.

CAPEX in the Enterprise segment was 154 million euros in the 1st half of 2015. It related in particular to IT and equipment installed at the sites of customers’ businesses.

International Carriers and Shared Services

In millions of euros	period ended 30 June
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	956	894	904	7.0%	5.8%
Restated EBITDA	(57)	(36)	(36)	-	-
Restated EBITDA / Revenues	(6.0)%	(4.0)%	(3.9)%	0	0
CAPEX	148	91	91	61.5%	61.5%
CAPEX / Revenues	15.4%	10.2%	10.1%

Revenues in the International Carriers and Shared Services segment increased 7.0% on a comparable basis in the 1st half of 2015, mainly linked to the growth in services to international carriers and of content services (Dailymotion, OCS and Orange Studio).

Restated EBITDA was -57 million euros in the 1st half of 2015 and -36 million euros in the 1st half of 2014. The increase in direct costs between the two half-year periods reflects the increase in interconnection costs for international services and of content purchases, linked to the growth in revenues. Indirect costs in the 1st half of 2015 included increased management costs for the Group’s portfolio of activities related to ongoing operations. Other indirect costs remained generally stable, with the reduction in the costs of shared services offset by the decrease in charge-backs to other business segments.

CAPEX rose to 148 million euros in the 1st half of 2015. Orange continues to invest in the submarine cables, with the capacity increase of the SEA-ME-WE 4 cable linking Europe to the Middle East and Asia and, as announced on July 2nd, the start-up of the connection of Benin and the Canary Islands to the ACE submarine cable, which now serves 18 countries.

Schedule of upcoming events

-22 October 2015: third-quarter 2015 results

contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com Caroline Simeoni caroline.simeoni@orange.com financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach p.lambert@orange.com

Corentin Maigné corentin.maigne@orange.com

Constance Gest constance.gest@orange.com

Luca Gaballo luca.gaballo@orange.com

Caroline Maury caroline.maury@orange.com

Didier Kohn didier.kohn@orange.com

All press releases are available on the Group’s websites:

www.orange.com ; www.orange.es ; www.ee.co.uk ; www.tp-ir.pl ; www.orange-business.com

Disclaimer

This press release contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange’s strategy, particularly with respect to customer relations when facing competition with OTT players, Orange’s ability to withstand intense competition in mature markets and business activities, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, the poor economic conditions prevailing in particular in France and in Europe and in certain other markets in which Orange operates, the effectiveness of Orange’s action plans for human resources, and the success of Orange’s other strategic, operational and financial initiatives, risks related to information and communications technology systems resulting in particular from cyber-attacks, technical failures of or damage caused to networks, loss or theft of data and fraud, health concerns surrounding telecommunications equipment and devices, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk, Orange's credit ratings, its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, and changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document filed with the French Autorité des Marchés Financiers (AMF) on April 7, 2015 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 14, 2015. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: consolidated income statement

(in millions of euros, except for per share data)	30 June 2015	30 June 2014
Revenues	19,557	19,592
External purchases	(8,386)	(8,329)
Other operating income	299	348
Other operating expense	(717)	(519)
Labour expenses	(4,462)	(4,567)
Operating taxes and levies (1)	(1,144)	(1,185)
Gains (losses) on disposal	204	375
Restructuring costs and similar items	(42)	(61)
EBITDA	5,309	5,654
Depreciation and amortization	(3,040)	(2,988)
Remeasurement resulting from business combinations	6	-
Impairment of goodwill	-	(229)
Impairment of fixed assets	(25)	(42)
Share of profits (losses) of associates and joint ventures	14	(19)
Operating income	2,264	2,376
Cost of gross financial debt	(843)	(848)
Gains (losses) on assets contributing to net financial debt	23	36
Foreign exchange gains (losses)	(12)	(9)
Other net financial expenses	(7)	(40)
Finance costs, net	(839)	(861)
Income tax (1)	(594)	(788)
Consolidated net income after tax of continuing operations	831	727
Consolidated net income after tax of discontinued operations (EE)	442	1
Consolidated net income after tax	1,273	728
Net income attributable to owners of the parent	1,099	581
Non-controlling interests	174	147
Earnings per share (in euros) attributable to owners of the parent
Net income of continuing operations
•	basic	0.23	0.21
•	diluted	0.23	0.21
Net income of discontinued operations
•	basic	0.16	0.00
•	diluted	0.16	0.00
Net income
•	basic	0.39	0.21
•	diluted	0.39	0.21

(1) Includes in 2014 and 2015 impacts from IFRIC 21.

Appendix 2: consolidated statement of financial position

(in millions of euros)	30 June 2015	31 December 2014
Assets
Goodwill	24,745	24,784
Other Intangible assets	11,836	11,811
Property, plant and equipment	23,429	23,314
Interests in associates and joint ventures	570	603
Non-current financial assets	3,909	4,232
Non-current derivatives assets	1,593	579
Other non-current assets	84	76
Deferred tax assets	2,580	2,817
Total non-current assets	68,746	68,216
Inventories	706	709
Trade receivables	4,627	4,612
Current financial assets	1,339	245
Current derivatives assets	113	48
Other current assets	641	677
Operating taxes and levies receivables	751	890
Current tax assets	90	132
Prepaid expenses	657	392
Cash and cash equivalent	4,861	6,758
Total current assets	13,785	14,463
Assets held for sale (1)	5,932	5,725
Total assets	88,463	88,404
Equity and liabilities
Share capital	10,596	10,596
Additional paid-in capital	16,790	16,790
Retained earnings (2)	2,657	2,173
Equity attributable to the owners of the parent	30,043	29,559
Non-controlling interest	2,057	2,142
Total equity	32,100	31,701
Non-current financial liabilities	30,109	29,482
Non-current derivatives liabilities	378	721
Non-current fixed assets payable	556	564
Non-current employee benefits	3,002	3,239
Non-current provisions for dismantling	720	712
Non-current restructuring provisions	304	336
Other non-current liabilities	776	677
Deferred tax liabilities	1,003	957
Total non-current liabilities	36,848	36,688
Current financial liabilities	4,368	4,891
Current derivatives liabilities	69	169
Current fixed assets payable	1,584	1,791
Trade payables	5,747	5,775
Current employee benefits	2,014	1,984
Current provisions for dismantling	13	21
Current restructuring provisions	106	162
Other current liabilities	1,530	1,294
Operating taxes and levies payables	1,465	1,288
Current tax payables	630	684
Deferred income	1,989	1,956
Total current liabilities	19,515	20,015
Total equity and liabilities	88,463	88,404

(1) EE in 2015 and 2014.
(2) Includes subordinated notes.

Appendix 3: consolidated statement of cash flows

(in millions of euros)	30 June 2015	30 June 2014
Operating activities
Consolidated net income	1,273	728
Adjustments	5,197	5,862
Changes in working capital requirements	(383)	(630)
Other net cash out	(1,968)	(2,030)
Net cash provided by operating activities (a)	4,119	3,930
o/w discontinued operations (EE)	406	301

Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(3,189)	(3,025)
Cash paid for investment securities, net of cash acquired	(50)	(17)
Investments in associates and joint ventures	-	(1)
Proceeds from sales of Orange Dominicana, net of cash transferred	-	806
Other proceeds from sales of investment securities, net of cash transferred	222	132
Decrease (increase) in securities and other financial assets	(692)	(231)
Net cash used in investing activities (b)	(3,709)	(2,336)
Financing activities
Long-term debt issuances	471	1,286
Long-term debt redemptions and repayments	(2,147)	(3,700)
Increase (decrease) of bank overdrafts and short-term borrowings	(66)	(289)
Decrease (increase) of deposits and other debt-linked financial assets	1,455	(126)
Exchange rates effects on derivatives, net	116	(12)
Subordinated notes issuance, net of premium and fees	-	2,745
Coupons on subordinated notes	(169)	-
Proceeds (purchases) from treasury shares	14	53
Proceeds from treasury shares - Employee shareholding plan (Cap'Orange)	32	-
Others changes in ownership interests with no gain / loss of control	(214)	(20)
Dividends paid to owners of the parent company	(1,059)	(1,317)
Dividends paid to non-controlling interests	(205)	(202)
Net cash used in financing activities (c)	(1,772)	(1,582)
o/w discontinued operations (EE)	(220)	(174)
Net change in cash and cash equivalents (a) + (b) + (c)	(1,362)	12
Net change in cash and cash equivalents	-	-
Cash and cash equivalents - opening balance	6,758	5,934
Cash change in cash and cash equivalents	(1,362)	12
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(535)	(1)
Cash and cash equivalents - closing balance	4,861	5,945

Appendix 4: change in net financial debt for the first half of 2015

(in millions of euros, on an historical basis)	30 June 2014	31 December 2014	30 June 2015
Restated EBITDA- CAPEX	3,639	6,554	3,135
Licences and spectrum	(117)	(294)	(306)
Net interest expense cash out and dividends received	(795)	(1,363)	(661)	(1)
Income taxes cash out	(408)	(758)	(412)
Change in working capital requirements	(629)	(236)	(383)	(2)
Other operational items	(786)	(1,041)	(443)	(3)
Dividends paid to owners of parent company	(1,317)	(1,846)	(1,059)	(4)
Dividends paid to non-controlling interests	(202)	(294)	(205)
Purchase/Disposal of own shares	53	125	46
Acquisitions and disposal	900	1,007	233	(5)
Subordinated notes issuance	2,745	5,715	-	(6)
Coupons on subordinated notes	-	-	(169)
escrow in the context of the acquisition of Jazztel	-	(2,901)	-
Other financial items	225	(32)	(70)
Variation in net debt	3,307	4,636	(294)
Net financial debt	(27,419)	(26,090)	(26,384)
Restated ratio of net financial debt / EBITDA*	2.17x	2.09x	2.13x

(1)Decreased financial expenses paid in the 1st half of 2015 compared with the same period in 2014 due to the increase in the dividend paid by EE.

(2)Change in OWC in the 1st half of 2015 due mainly to the seasonality of purchases and, to a lesser extent, the increase in receivables generated by handset sales on instalment payment plans.

(3)Other operating items: include restatements of EBITDA in the amount of 498 million euros in the 1st half of 2015.

(4)In 2015: balance of 2014 dividend paid on 10 June 2015 (0.40 euros per share). In 2014: balance of 2013 dividend paid on 5 June 2014 (0.50 euros per share) and payment of the interim 2014 dividend (0.20 euros per share paid on 9 December 2014).

(5)In 2015: sale of 80% of Dailymotion. In 2014: sale of Orange Dominicana and of Wirtualna Polska, and receipt of income from the sale of Sonaecom.

(6)Subordinated note issues: in February 2014 in the net amount of 2.7 billion euros and in October 2014 in the net amount of 3.0 billion euros in connection with the public tender offer for Jazztel.

*The restated ratio of net financial debt to EBITDA is calculated as a ratio of net financial debt, including 50% of the net financial debt of the EE joint venture in the United Kingdom, to restated EBITDA calculated for the 12 previous months and including 50% of the EBITDA of the EE joint venture in the United Kingdom, excluding restructuring costs of 336 million pounds sterling (at 100%) recognized in the 2nd half of 2014 and related to the partner's Phones 4u distribution network after it went into receivership.

Appendix 5: analysis of restated consolidated EBITDA

	2015	2014	change
		comparable basis	comparable basis
In millions of euros			(in %)

1st half
Revenues	19,557	19,668	(0.6)%
External purchases	(8,386)	(8,371)	0.2%
as % of revenues	42.9%	42.6%	0.3 pt
of which:
Interconnection costs	(2,476)	(2,372)	4.4%
as % of revenues	12.7%	12.1%	0.6 pt
Other network and IT expenses	(1,393)	(1,383)	0.7%
as % of revenues	7.1%	7.0%	0.1 pt
Property, overheads, other expenses and capitalized costs	(1,528)	(1,590)	(3.9)%
as % of revenues	7.8%	8.1%	(0.3) pt.
Commercial expenses and content costs	(2,989)	(3,027)	(1.2)%
as % of revenues	15.3%	15.4%	(0.1) pt.
Labour expenses*	(4,354)	(4,392)	(0.9)%
as % of revenues	22.3%	22.3%	(0.1) pt.
Other operating income and expenses*	(1,036)	(1,019)	1.6%
Gains (losses) on disposals of assets*	35	(1)	-
Restructuring costs*	(9)	(6)	-
Restated EBITDA*	5,807	5,879	(1.2)%
as % of revenues	29.7%	29.9%	(0.2) pt.

* EBITDA restatements relate to the following exceptional events:

In the 1st half 2015:

-a net expense for various disputes in the amount of 413 million euros (adjustment of provisions related to the disputes in France and internationally);

-an expense in the amount of 108 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-a restructuring expense in the amount of 34 million euros;

-income related to the review of the asset portfolio of 57 million euros.

In the 1st half of 2014 (on a comparable basis):

-a net expense in the amount of 300 million euros related to the overall settlement of certain disputes in France;

-an expense in the amount of 183 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-an expense for restructuring in the amount of 56 million euros.

	2015	2014	change
		comparable basis	comparable basis
In millions of euros			(in %)

2nd quarter
Revenues	9,885	9,907	(0.2)%
External purchases	(4,211)	(4,189)	0.5%
as % of revenues	42.6%	42.3%	0.3 pt
of which:
Interconnection costs	(1,257)	(1,198)	4.9%
as % of revenues	12.7%	12.1%	0.6 pt
Other network and IT expenses	(698)	(680)	2.7%
as % of revenues	7.1%	6.9%	0.2 pt
Property, overheads, other expenses and capitalized costs	(743)	(800)	(7.1)%
as % of revenues	7.5%	8.1%	(0.6) pt.
Commercial expenses and content costs	(1,513)	(1,511)	0.1%
as % of revenues	15.3%	15.3%	0.1 pt
Labour expenses*	(2,190)	(2,185)	0.2%
as % of revenues	22.2%	22.1%	0.1 pt
Other operating income and expenses*	(226)	(232)	(2.6)%
Gains (losses) on disposals of assets*	35	(5)	-
Restructuring costs*	(3)	7	-
Restated EBITDA*	3,290	3,302	(0.4)%
as % of revenues	33.3%	33.3%	(0.0) pt.

* EBITDA restatements relate to the following exceptional events:

In the 2nd quarter of 2015:

-a net expense for various disputes in the amount of 390 million euros (adjustment of provisions related to the disputes in France and internationally);

-an expense in the amount of 37 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-a restructuring expense in the amount of 20 million euros;

-income related to the review of the asset portfolio of 57 million euros.

In the 2nd quarter of 2014:

-an expense in the amount of 147 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-an expense for restructuring in the amount of 56 million euros.

Appendix 6: revenues by operating segment

	2015	2014	2014	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

1rst half
France	9,485	9,614	9,614	(1.3)%	(1.3)%
Mobile services	3,732	3,878	3,878	(3.8)%	(3.8)%
Mobile equipment sales	312	230	230	35.8%	35.8%
Fixed services	5,162	5,239	5,267	(1.5)%	(2.0)%
Fixed services retail	3,212	3,335	3,328	(3.7)%	(3.5)%
Fixed wholesale	1,950	1,904	1,939	2.4%	0.6%
Other revenues	279	267	239	4.4%	16.4%
Europe	4,693	4,819	4,921	(2.6)%	(4.6)%
Mobile services	2,974	3,145	3,239	(5.4)%	(8.2)%
Mobile equipment sales	420	377	383	11.4%	9.9%
Fixed services	1,195	1,220	1,207	(2.1)%	(1.1)%
Other revenues	104	77	92	37.0%	13.5%
Of which:
Spain	1,847	1,920	1,920	(3.8)%	(3.8)%
Mobile services	1,145	1,246	1,246	(8.1)%	(8.1)%
Mobile equipment sales	238	234	234	1.5%	1.5%
Fixed services	463	435	435	6.4%	6.4%
Other revenues	1	5	5	-	-
Poland	1,436	1,465	1,456	(2.0)%	(1.4)%
Mobile services	664	699	693	(5.1)%	(4.2)%
Mobile equipment sales	69	37	37	87.9%	89.5%
Fixed services	627	678	672	(7.5)%	(6.7)%
Other revenues	76	51	54	-	-
Belgium & Luxembourg	607	629	629	(3.5)%	(3.5)%
Mobile services	495	509	509	(2.8)%	(2.8)%
Mobile equipment sales	63	67	67	(6.0)%	(6.0)%
Fixed services	42	50	43	(15.8)%	(1.6)%
Other revenues	7	3	10	-	-
Other European countries	805	807	918	(0.2)%	(12.3)%
Mobile services	671	691	792	(2.9)%	(15.2)%
Mobile equipment sales	50	39	45	28.3%	12.3%
Fixed services	63	58	58	8.7%	8.6%
Other revenues	21	19	23	-	-
Intra-Europe eliminations	(2)	(2)	(2)	-	-
Africa & Middle East	2,283	2,162	2,075	5.6%	10.1%
Mobile services	1,825	1,692	1,608	7.9%	13.5%
Mobile equipment sales	37	36	35	4.0%	6.9%
Fixed services	372	389	390	(4.3)%	(4.6)%
Other revenues	49	45	42	5.7%	16.3%
Enterprise	3,171	3,233	3,139	(1.9)%	1.0%
Voice services	773	823	823	(6.1)%	(6.1)%
Data services	1,469	1,510	1,449	(2.7)%	1.4%
IT and integration services	929	900	867	3.3%	7.2%
International Carriers & Shared Services	956	894	904	7.0%	5.8%
International Carriers	769	724	722	6.1%	6.4%
Shared Services	187	170	182	10.7%	3.4%
Intra-Group eliminations	(1,031)	(1,054)	(1,061)	-	-
Group total	19,557	19,668	19,592	(0.6)%	(0.2)%

	2015	2014	2014	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

2nd quarter
France	4,763	4,803	4,803	(0.8)%	(0.8)%
Mobile services	1,878	1,930	1,930	(2.7)%	(2.7)%
Mobile equipment sales	164	111	111	47.4%	47.4%
Fixed services	2,584	2,631	2,647	(1.8)%	(2.4)%
Fixed services retail	1,608	1,654	1,651	(2.8)%	(2.6)%
Fixed wholesale	976	977	996	(0.1)%	(2.0)%
Other revenues	137	131	116	4.6%	18.3%
Europe	2,370	2,411	2,398	(1.7)%	(1.2)%
Mobile services	1,503	1,570	1,565	(4.3)%	(4.0)%
Mobile equipment sales	202	185	185	8.9%	9.1%
Fixed services	601	609	599	(1.3)%	0.3%
Other revenues	64	46	49	39.0%	32.1%
Of which:
Spain	920	943	943	(2.5)%	(2.5)%
Mobile services	576	617	617	(6.6)%	(6.6)%
Mobile equipment sales	111	110	110	1.0%	1.0%
Fixed services	232	215	215	8.3%	8.3%
Other revenues	1	2	2	-	-
Poland	737	754	740	(2.3)%	(0.4)%
Mobile services	338	356	349	(5.2)%	(3.4)%
Mobile equipment sales	36	27	26	37.2%	39.0%
Fixed services	316	339	333	(7.0)%	(5.1)%
Other revenues	48	32	32	-	-
Belgium & Luxembourg	304	312	312	(2.5)%	(2.5)%
Mobile services	248	257	257	(3.7)%	(3.7)%
Mobile equipment sales	30	28	28	6.7%	6.7%
Fixed services	21	25	21	(15.9)%	(2.2)%
Other revenues	5	2	5	-	-
Other European countries	409	402	403	1.8%	1.5%
Mobile services	342	340	342	0.4%	(0.2)%
Mobile equipment sales	24	20	21	17.4%	16.7%
Fixed services	33	31	31	5.8%	5.7%
Other revenues	11	10	10	-	-
Intra-Europe eliminations	(1)	(1)	(1)	-	-
Africa & Middle East	1,159	1,109	1,060	4.5%	9.3%
Mobile services	926	868	822	6.7%	12.7%
Mobile equipment sales	21	19	18	7.4%	12.8%
Fixed services	187	200	200	(6.3)%	(6.4)%
Other revenues	25	22	20	13.0%	26.6%
Enterprise	1,626	1,633	1,574	(0.5)%	3.3%
Voice services	387	408	407	(5.2)%	(4.8)%
Data services	745	760	721	(2.0)%	3.3%
IT and integration services	493	465	446	6.1%	10.6%
International Carriers & Shared Services	494	472	477	4.7%	3.5%
International Carriers	394	380	379	3.7%	4.0%
Shared Services	100	92	99	8.6%	1.4%
Intra-Group eliminations	(527)	(521)	(524)	-	-
Group total	9,885	9,907	9,788	(0.2)%	1.0%

Appendix 7: key performance indicators

	30 June 2015	30 June 2014
Orange Group
Total number of customers* (millions)	248.251	237.397
Mobile customers* (millions)	189.824	178.664
- of which contract customers (millions)	67.010	62.605
Fixed broadband customers (millions)	16.207	15.706
IPTV and satellite TV customers (millions)	7.435	6.767
France
Mobile services
Number of customers* (millions)	27.507	26.919
- of which contract customers (millions)	22.826	21.219
Total ARPU (euros)	22.5	23.6
Fixed services
Number of fixed retail lines (millions)	16.320	16.732
Number of broadband customers (millions)	10.497	10.174
Broadband market share at end of period (%)	39.9 **	40.0
Broadband ARPU (euros)	33.1	33.5
Number of IPTV and satellite TV customers (millions)	6.150	5.776
Number of wholesale lines (millions)	13.834	13.509
Europe***
Mobile services
Number of customers* (millions)	48.236	47.698
- of which contract customers (millions)	28.621	27.198
Number of MVNO customers (millions)	5.514	4.535
Fixed services
Number of fixed lines (millions)	7.662	8.023
Number of broadband customers (millions)	4.378	4.296
Spain
Mobile services
Number of customers* (millions)	12.856	12.420
- of which contract customers (millions)	9.725	9.145
Total ARPU (euros)	14.6	16.8
Number of MVNO customers (millions)	3.514	2.953
Fixed services
Number of broadband customers (millions)	2.041	1.830
Broadband ARPU (euros)	27.4	28.9
Poland
Mobile services
Number of customers* (millions)	15.587	15.461
- of which contract customers (millions)	7.897	7.459
Total ARPU (PLN)	30.7	32.8
Fixed services
Number of fixed lines (millions)	5.422	5.974
Number of broadband customers (millions)	2.159	2.281
Number of IPTV and satellite TV customers (thousands)	761	720
Broadband ARPU (PLN)	60.8	60.6

* Excluding customers of MVNOs.
** Company estimate.
*** Europe: Spain, Poland, Belgium & Luxembourg, and Other European countries.
	30 June 2015	30 June 2014
Belgium & Luxembourg
Mobile services
Number of customers* (millions)	3.950	3.964
- of which contract customers (millions)	3.078	3.068
Total ARPU - Belgium (euros)	23.6	23.8
Number of MVNO customers (millions)	1.992	1.550
Fixed services
Number of telephone lines (thousands)	199	220
Number of broadband customers (thousands)	35	44
Other European countries
Mobile services
Number of customers* (millions)	15.843	15.852
- of which contract customers (millions)	7.921	7.526
Fixed services
Number of broadband customers (thousands)	145	141
Africa & Middle East
Mobile services
Number of customers* (millions)	101.959	91.777
- of which contract customers (millions)	8.038	6.869
Fixed services
Total number of telephone lines (thousands)	1,150	1,243
Number of broadband customers (thousands)	872	848
Enterprise
France
Number of legacy telephone lines (thousands)	3,044	3,255
Number of IP-VPN accesses (thousands)	294	292
Number of XoIP connections (thousands)	86	77
World
Total number of IP-VPN accesses worldwide (thousands)	349	341
EE (United Kingdom) **
Mobile services
Number of customers* (millions)	24.246	24.539
- of which contract customers (millions)	15.050	14.638
Total ARPU (£/month, based on quarterly revenues)	18.9	18.9
Fixed services
Number of broadband customers (thousands)	919	775

* Excluding customers of MVNOs.
** The EE customer bases are 50% consolidated in the Orange Group customer bases.

Appendix 8: glossary

Key figures

Comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation. This indicator corresponds to operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before reversal of currency translation reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. EBITDA is not a financial performance indicator as defined by IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

Average number of employees (full time equivalents): average number of active employees on the last day of the period, prorated for their work time, including both permanent contracts and fixed-term contracts.

Mobile services

Revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

Mobile ARPU: the annual average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services and visitor roaming over the past twelve months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as monthly revenues per customer.

Roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

Fixed services

Includes traditional fixed telephony, fixed broadband services, enterprise solutions and networks[7] and carrier services (notably national and international interconnections, unbundling and wholesale telephone line rentals).

Fixed broadband ARPU (ADSL, FTTH, VDSL, satellite and WiMAX): the average revenues per user (ARPU) of broadband services per year are calculated by dividing the revenues generated by retail broadband services over the past twelve months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per access.

[1] Excluding machine-to-machine contracts.

[2] Subject to the approval of the Annual General Meeting of shareholders.

[3] The ex-dividend date is set at 7 December 2015 and the record date at 8 December 2015.

[4] Labour expenses of the 1st half of 2015 were impacted by recognition of specific items in relation to the 1st half of 2014, such as the lesser impact of the employment competitiveness tax credit (credit d’impôt pour la compétitivité et l’emploi, CICE) and the change in the method of calculating holiday pay. Excluding specific items, the decrease in labour expenses in the 1st half of 2015 was 1.7% compared with the 1st half of 2014.

[5] Excluding machine-to-machine contracts.

[6] Excluding machine-to-machine contracts.

[7] With the exception of France, where entreprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: July 28, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations